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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                    FORM 11-K
                                 _______________


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2001

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _____________ to _____________

                          Commission File No. 000-22513

A.   Full title of the plan and address of the plan:

                  Amazon.com, Inc. 2001 Stakeholder Trust Plan
                       1200 12th Avenue South, Suite 1200
                         Seattle, Washington 98144-2734
                 Attn: Investments and Administrative Committee

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                                Amazon.com, Inc.
                       1200 12th Avenue South, Suite 1200
                         Seattle, Washington 98144-2734

================================================================================

                  AMAZON.COM, INC. 2001 STAKEHOLDER TRUST PLAN

                                    FORM 11-K

  For the Period January 30, 2001 (date of inception) through December 31, 2001

                                      INDEX

Audited Financial Statements:

   Report of Ernst & Young LLP, Independent Auditors ......................... 1

   Statement of Net Assets Available for Benefits ............................ 2

   Statement of Changes in Net Assets Available for Benefits ................. 3

   Notes to Financial Statements ............................................. 4

Signatures ................................................................... 8

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors .............. 9

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Investments and Administrative Committee
Amazon.com, Inc. 2001 Stakeholder Trust Plan

     We have audited the accompanying statement of net assets available for benefits of Amazon.com, Inc. 2001 Stakeholder Trust Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period January 30, 2001 (date of inception) through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the period January 30, 2001 (date of inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                 /s/ Ernst & Young LLP


Seattle, Washington
March 15, 2002

                  Amazon.com, Inc. 2001 Stakeholder Trust Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 2001

ASSETS
Cash                                                             $          36
Investment in Amazon.com, Inc. common stock,
   at fair value (149,961 shares at $10.82 per share)                1,622,578
                                                                 -------------
Total assets                                                         1,622,614

LIABILITIES
Accrued expenses                                                         3,750
                                                                 -------------
Net assets available for benefits                                $   1,618,864
                                                                 =============

See accompanying notes.

                  Amazon.com, Inc. 2001 Stakeholder Trust Plan

            Statement of Changes in Net Assets Available for Benefits

      Period January 30, 2001 (date of inception) through December 31, 2001

ADDITIONS:
Investment income (losses):
   Unrealized depreciation on Amazon.com, Inc. common stock                     $  (1,217,383)
   Realized loss on sale of Amazon.com, Inc. common stock                              (2,503)
                                                                                --------------
                                                                                   (1,219,886)

Employer contributions of Amazon.com, Inc. common stock, at fair value              2,850,000
                                                                                --------------
Total additions                                                                     1,630,114

DEDUCTIONS:
Administrative expenses                                                               (11,250)
                                                                                --------------
Net increase                                                                        1,618,864

Net assets available for benefits, at date of inception                                     -
                                                                                --------------
Net assets available for benefits, at end of period                             $   1,618,864
                                                                                ==============

See accompanying notes.

                  Amazon.com, Inc. 2001 Stakeholder Trust Plan

                          Notes to Financial Statements

                                December 31, 2001

Note 1 - Description of the Plan and Trust

     The following description of the Amazon.com, Inc. 2001 Stakeholder Trust Plan, as amended (the "Plan"), provides only general information. Participants should refer to the Plan, the Prospectus and Summary Plan Description (the "Prospectus") and the Amazon.com, Inc. 2001 Stakeholder Trust (the "Trust") for a more complete description of the Plan's provisions.

General

     The Plan, which was established on January 30, 2001, is an employee welfare benefit plan that provides benefits for certain eligible U.S. employees of Amazon.com, Inc. and subsidiaries (the "Company") whose employment was involuntarily terminated without cause between January 30, 2001 and June 30, 2001 due to a reorganization announced on January 30, 2001. Eligible Plan participants are described in the Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     The Company contributed 132,010 shares of its common stock with a fair value of $18.938 per share (or $2,500,000) on January 30, 2001 into the Plan. Additionally, the Company committed to fund a sub-account with 18,481 shares of its common stock in an amount equal in value to $350,000, which is intended to help fund future employer-obligated federal and state taxes. In May 2001, the Trust was established as a grantor trust and Northwestern Trust and Investors Advisory Company was designated as the trustee, and the common stock previously designated under the Plan was transferred to the Trust.

     The Plan is neither voluntary nor contributory. The Plan was established and the Company's shares were contributed for the benefit of all Plan participants, without any payment or contributions being made by participants or without participants having to elect to participate. The Plan assets may not be invested in any other security other than Amazon.com, Inc. common stock. The Company's liability under the Plan is limited to its initial contribution to the Plan and no additional contributions are required by the Company.

                 Amazon.com, Inc. 2001 Stakeholder Trust Plan

Benefits

     The amount of cash each Plan participant will receive is based on a formula that assigns a certain number of units to each participant. For former hourly employees, the number of units equals the product of the participant's hourly wage rate times their regularly scheduled monthly hours for January 2001. For former salaried employees, the number of units equals the participant's monthly base salary for January 2001. At the time the trustee distributes the cash from selling the shares, each participant will receive the portion of cash as determined by multiplying the total amount of cash available for distribution by a fraction, (a) the numerator of which is the number of units assigned to the individual participant, and (b) the denominator of which is the total number of units assigned to all participants. A participant may not assign or transfer their interest in the Plan.

     There is a chance that each participant will receive no distribution if, by August 2003, the Company's common stock is trading at a sufficiently low price that the sale of the shares does not cover the fees and expenses of the Plan. Additionally, the assets held by the Plan are subject to the claims of the Company's creditors in the event of the Company's bankruptcy or insolvency until paid to Plan participants as specified in the Plan.

Plan Termination

     The Plan may not be terminated for any reason at any time prior to August 15, 2003, except as may be required by law. The Company may amend the Plan at any time. The Company cannot revoke the Trust or withdraw shares before all payment of benefits have been made to the Plan participants and their beneficiaries pursuant to the terms of the Plan.

     Between August 2, 2003 and August 15, 2003, the trustee will liquidate all assets held by the Plan for purposes of settling benefit, tax and administrative obligations. After paying the remaining administrative costs, benefits will be allocated to each beneficiary according to their relative share of the Plan, net of applicable tax withholdings for employee-obligated federal and state taxes. The 18,481 shares in the sub-account will be liquidated and used to fund employer-obligated federal and state taxes or returned to the Company for cancellation, in which case the Company shall pay employer-obligated federal and state taxes.

     All benefits will be distributed to beneficiaries in August or September 2003. In the event of death of the participant, benefits will be directed to the decedent's estate at the time of distribution.

                 Amazon.com, Inc. 2001 Stakeholder Trust Plan

Administrative Expenses

     All administrative expenses incurred are paid by the Plan. The trustee may liquidate Plan assets from time to time to meet such obligations. All administrative expenses incurred during the period ended December 31, 2001 related to trustee fees.

Note 2 - Significant Accounting Polices

Basis of Accounting

     The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. All investments are in the common stock of Amazon.com, Inc. These securities are listed on the Nasdaq National Market and are valued at the closing market price on the last business day of the plan year. Sales of common stock are recorded on the trade-date and gains or losses on sales of securities are determined by the gross proceeds from the sale, less the historical cost of the securities sold. Net appreciation or depreciation in the fair value of common stock represents the change in the market price from the beginning of the period to the end of the year multiplied by the number of shares held.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Risk

     Since the assets held by the Plan are almost entirely comprised of Amazon.com common stock, the anticipated assets available for benefits in August 2003 will be the result of the Company's future stock market performance, which are subject to various risk factors described more fully in the Company's periodic filings with the Securities and Exchange Commission.

                  Amazon.com, Inc. 2001 Stakeholder Trust Plan

Note 3 - Investments

     The following table sets forth information with respect to the Plan's investment as of December 31, 2001:

                                                         Original      Fair Market
                                                          Cost at        Value at
                                              Number    January 30,    December 31,    Unrealized
                                            of Shares       2001           2001       Depreciation
                                            ---------------------------------------------------------
     Amazon.com, Inc. common stock:
        Participant shares                   131,480     $2,489,968      $1,422,614      $(1,067,354)
        Sub-account shares                    18,481        349,993         199,964         (150,029)
                                            ---------------------------------------------------------
                                             149,961     $2,839,961      $1,622,578      $(1,217,383)
                                            =========================================================

During the period January 30, 2001 through December 31, 2001, the Plan sold 530 shares of common stock for $7,536 and recorded a loss on the sale of $2,503. Proceeds from the sale were used to pay trustee fees.

Note 4 - Income Tax Status

     The Trust funding the Plan is a grantor trust under Section 671 of the Internal Revenue Code (the "Code"); therefore, the income and expenses of the Trust are included in the taxable income of the Company, who is the grantor. As an employee welfare benefit plan, the Plan and Trust are required to operate in conformity with the Code and ERISA. The Company believes the Plan and the Trust are operating in conformity with the Code and ERISA.

     Participants did not incur income taxes when the Company set up the Plan or when the Company contributed its common stock under the Plan. Instead, the amount distributed to participants out of the net proceeds from the sale of the shares will be taxable compensation subject to payroll tax withholding requirements. Additionally, there were no tax consequences to the Company from either adopting the Plan or contributing shares of common stock under the Plan. At the time amounts are paid to participants under the Plan, the Company will be entitled to a corresponding tax deduction. In addition, the Company will be responsible for paying employer-obligated federal and state taxes. The Company intends to pay these taxes with proceeds from the sale of the 18,481 shares of common stock held in the sub-account, which was set aside for that purpose, or from the Company's own assets, as elected at the time.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investments and Administrative Committee of the Amazon.com, Inc. 2001 Stakeholder Trust Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, as of March 28, 2002.

                                 Amazon.com, Inc. 2001 Stakeholder Trust Plan

                                 By:    /s/ Mark S. Peek
                                     ----------------------------------------
                                            Mark S. Peek
                                     Vice President, Planning and Analysis
                                       and Member of the Investments and
                                           Administrative Committee